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                                                                    EXHIBIT 99.6

                             RIGHTS AGENCY AGREEMENT

     RIGHTS AGENCY AGREEMENT, dated as of September 16, 2002, by and between CHARTERED SEMICONDUCTOR MANUFACTURING LTD, a company incorporated under the laws of the Republic of Singapore (the "Company"), and CITIBANK, N.A., a national banking association organized under the laws of the United States of America acting solely in its capacity as ADS rights agent hereunder and having an office at 111 Wall Street, New York, New York 10043 ("Citibank").


                                WITNESSETH THAT:

     WHEREAS, the Company is issuing rights (the "Share Rights") to holders of its ordinary shares ("Shareholders"), par value S$0.26 per share (such ordinary shares, the "Shares", and such issuance, the "Issuance"), upon the terms and subject to the conditions described in the Prospectus Supplement, dated September [14], 2002 (the "Prospectus Supplement"), to that certain Prospectus, dated March 19, 2001 (the "Prospectus"). Each Share Right consists of (a) one
(1) transferable primary Share Right (a "Primary Share Right") allowing holders thereof to purchase one (1) new Share (a "New Share") and (b) one (1) non-transferable secondary Share Right (a "Secondary Share Right") allowing Shareholders as of the ordinary share books closure date to apply to subscribe for any additional number of New Shares that are not subscribed for pursuant to the exercise of Primary Share Rights and Primary ADS Rights (as defined below), in each case as described in the Prospectus Supplement setting forth, inter alia, such offer to purchase New Shares (the "Share Offer");

     WHEREAS, the Issuance shall include the issuance of transferable rights (such rights, the "ADS Rights") to holders of Shares represented by American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") issued pursuant to the terms of the Deposit Agreement, dated as of November 4, 1999 (the "Deposit Agreement"), by and among the Company, Citibank, as Depositary (the "Depositary"), and all Holders and Beneficial Owners (as defined in the Deposit Agreement) of ADSs evidenced ADRs issued thereunder, each ADS representing ten (10) Shares of the Company. Each ADS Right consists of (a) one
(1) primary ADS Right (a "Primary ADS Right") allowing holders thereof to purchase one (1) new ADS (the "New ADS") and (b) one (1) secondary ADS Right (a "Secondary ADS Right") allowing holders who have validly exercised all of their Primary ADS Rights to apply to subscribe for any additional number of New Shares in the form of New ADSs that are not subscribed for pursuant to the exercise of Primary Share Rights and Primary ADS Rights, in each case as described in the Prospectus Supplement setting forth, inter alia, such offer to purchase New ADSs (the "ADS Offer");

     WHEREAS, upon exercise of their (i) Share Rights and payment of the Share Subscription Price (as defined below), holders of Share Rights will be issued New Shares in the amount subscribed for and (ii) ADS Rights and payment of the ADS Subscription Price (as defined below), holders of the ADS Rights will receive New ADSs in the amount subscribed for; in the event of oversubscription pursuant to the exercise of Secondary Share Rights and Secondary ADS Rights, New Shares will be allocated in the form of New Shares or New ADSs to such exercising holders of Secondary Share Rights and Secondary ADS Rights, respectively, in accordance with customary practices in Singapore;

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     WHEREAS, the Company has requested that Citibank act as agent in connection with the ADS Offer, and Citibank is willing to accept, and does accept, such appointment, solely upon the terms and subject to the conditions set forth, or expressly referred to, herein.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereto agree as follows:


1.   DEFINITIONS.

     As used herein, the following terms have the meanings herein specified, and, if applicable with terms defined in the singular having a corresponding meaning in the plural and vice versa:

     ADRs has the meaning ascribed thereto in the second recital hereof.

     ADS Offer has the meaning ascribed thereto in the second recital hereof.

     ADS Rights has the meaning ascribed thereto in the second recital hereof.

     ADS Rights Certificates has the meaning ascribed thereto in Section 6 hereof.

     ADSs has the meaning ascribed thereto in the second recital hereof.

     ADS Subscription Period means September 18, 2002 through October 4, 2002.

     ADS Subscription Price means the U.S. dollar equivalent of the ordinary share subscription price of S$ 1.00, multiplied by ten (10), based on the U.S. dollar to Singapore dollar exchange rate on October 7, 2002, at which holders of ADS Rights may subscribe for New ADSs pursuant to the ADS Offer, as specified in each ADS Rights Certificate and the Prospectus Supplement. For the purpose of determining the ADS Subscription Price, the applicable exchange rate will be the rate on October 7, 2002 in New York for cable transfers in Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York.

     Agent has the meaning ascribed thereto in Section 3 hereof.

     Agreement means this Rights Agency Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

     Allocation Date has the meaning ascribed thereto in Section 14 hereof.

     Broker Letter has the meaning ascribed thereto in Section 7 hereof.

     Citibank has the meaning ascribed thereto in the introductory statement hereof.

     Client Letter has the meaning ascribed thereto in Section 7 hereof.

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     Commission means the United States Securities and Exchange Commission.

     Company has the meaning ascribed thereto in the introductory statement hereof.

     Deposit Agreement has the meaning ascribed thereto in the second recital hereof.

     Depositary has the meaning ascribed thereto in the second recital hereof.

     DTC mean The Depository Trust Company.

     Domestic Holder has the meaning ascribed thereto in Section 7 hereof.

     Effective Date means the date on which the Commission declares the Registration Statement effective.

     Expiration Date means 5:00 p.m. (New York City time) on October 4, 2002, or such other time and date as may be agreed in writing by the Company and the Agent.

     Information Agent means Georgeson Shareholder Communications, Inc. located at 17 State Street, 28th Floor, New York, New York 10004.

     Issuance has the meaning ascribed thereto in the first recital hereof.

     Instruction Booklet has the meaning ascribed thereto in Section 7 hereof.

     New ADSs has the meaning ascribed thereto in the second recital hereof.

     New Shares has the meaning ascribed thereto in the first recital hereof.

     Notice of Guaranteed Delivery has the meaning ascribed thereto in Section 14 hereof.

     NY Account means the account established by Agent for purposes hereof and registered as "Chartered Semiconductor Rights 2002".

     Overseas Holders has the meaning ascribed thereto in Section 7 hereof.

     Primary ADS Rights has the meaning ascribed thereto in the second recital hereof.

     Primary Share Rights has the meaning ascribed thereto in the first recital hereof.

     Prospectus has the meaning ascribed thereto in the first recital hereof.

     Prospectus Supplement has the meaning ascribed thereto in the first recital hereof.

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     Record Date means the date for determination of the holders of ADSs entitled to receive ADS Rights which will be 5:00 p.m. (New York City time) on September 17, 2002, or such later date as may be established by agreement between the Company and the Agent for determination of the holders of ADSs entitled to receive ADS Rights in respect thereof.

     Registration Statement means the Registration Statement on Form F-3 (File No. 333-56878 filed with the Commission on March 12, 2001, as amended by Amendment No. 1 filed with the Commission on March 16, 2001, in respect of the ADS Offer and Share Offer, including all exhibits thereto at the time such Registration Statement is declared effective under the Securities Act.

     S$ means Singapore dollar.

     Secondary ADS Rights has the meaning ascribed thereto in the second recital hereof.

     Secondary Share Rights has the meaning ascribed thereto in the first recital hereof.

     Securities Act means the United States Securities Act of 1933, as amended.

     Shareholders has the meaning ascribed thereto in the first recital hereof.

     Shares has the meaning ascribed thereto in the first recital hereof.

     Share Offer has the meaning ascribed thereto in the first recital hereof.

     Share Rights has the meaning ascribed thereto in the first recital hereof.

     Share Subscription Price means S$ 1.00 per New Share, at which holders of Share Rights may subscribe for New Shares pursuant to the Share Offer.

     Singapore Exchange means the Singapore Exchange Securities Trading Limited, the exchange on which the Shares are publicly traded.

     U.S. Dollar Payment means the US$ 6.00 per New ADS multiplied by the number of New ADSs subscribed for pursuant to the exercise of Primary ADS Rights and/or Secondary ADS Rights.


2.   ADS OFFER.

a. The Company will distribute to registered holders of ADSs of record on the Record Date eight (8) ADS Rights for every ten (10) ADSs held as of the Record Date. No fractional ADS Rights will be issued. Each one (1) ADS Right will entitle the holder thereof to subscribe for one (1) New ADS at the ADS Subscription Price. ADS Rights will be evidenced by ADS Rights Certificates. The ADS Offer will be made to holders of ADSs of record on the Record Date by means of, inter alia, the Prospectus and the Prospectus Supplement to be mailed or distributed

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     to such holders as described in Section 7 hereof. The ADS Subscription
     Period will expire on the Expiration Date. After the Expiration Date, the holders of ADS Rights (and the ADS Rights Certificates representing such ADS Rights) not previously exercised will have no rights and such ADS Rights will be void and will have no further value.

b. The Company will permit holders of ADS Rights who validly exercised all of their Primary ADS Rights to apply to subscribe for any number of additional New Shares in the form of New ADSs that are not subscribed for pursuant to the exercise of Primary ADS Rights and Primary Share Rights. If the aggregate number of additional New Shares available for subscription pursuant to the Secondary ADS Rights and Secondary Share Rights equals or exceeds the aggregate number of additional New Shares subscribed for, the Company will allocate to each holder of ADS Rights who has exercised his/her Secondary ADS Rights the number of additional New Shares in the form of New ADSs indicated in his/her ADS Rights Certificate. In the case of oversubscription pursuant to the exercise of Secondary Share Rights and Secondary ADS Rights, the Company will allocate additional New Shares in the form of New Shares or New ADSs, as the case may be, in accordance with customary practices in Singapore. Holders of ADS Rights must deliver to the Agent the U.S. Dollar Payment in respect of the ADS Subscription Price for all additional New ADSs applied for pursuant to the exercise of the Secondary ADS Rights at the same time that holders exercise their Primary ADS Rights and deliver the U.S. Dollar Payment in respect of the ADS Subscription Price for New ADSs to be issued pursuant to the exercise of Primary ADS Rights. If holders who have applied to subscribe for additional New ADSs are allocated a smaller number of additional New ADSs than they applied for pursuant to the exercise of Secondary ADS Rights, the Agent will as soon as practicable refund to the applicable holders any excess paid net of amounts otherwise owed to the Depositary in connection with the exercise of Primary ADS Rights.

c. Fractional entitlements to ADS Rights shall be aggregated and sold by the Agent. The net proceeds from such sale (after deducting applicable fees (up to US$ 0.02 per ADS right sold), expenses and withholding taxes) shall be remitted to holders of ADS Rights entitled thereto in proportion to such holders' fractional entitlements.

d. The Company hereby represents and warrants to the Agent that (i) the Registration Statement has been declared effective by the Commission and
     (ii) each of the Registration Statement, the Prospectus and the Prospectus Supplement do not as of the Effective Date contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary in order to make the statements therein, as to the Prospectus and the Prospectus Supplement in light of the circumstances under which such statements were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company or the Company's representatives by Citibank, as Agent, for use in the Prospectus or the Prospectus Supplement (as the case may be).


3.   APPOINTMENT OF THE AGENT.

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     The Company hereby appoints Citibank as its agent hereunder (the "Agent")
     in connection with the ADS Offer, and Citibank hereby accepts such appointment, solely upon the terms and subject to the conditions contained, or expressly referred to, herein. The Agent may perform its obligations hereunder through any agent appointed by it, provided that the Agent shall remain primarily liable hereunder.


4.   CHANGE IN THE EXPIRATION DATE.

     Notwithstanding any other provisions of this Agreement, if the Company and the Agent designate any date other than October 4, 2002 as the Expiration Date, all other dates set forth in this Agreement will automatically and without notice be changed to the business days occurring nearest to the dates falling the same number of business days before or after such dates as the designated Expiration Date falls before or after October 4, 2002.


5.   ALLOCATION OF ADS RIGHTS.

     Immediately after the Record Date, the Agent will allocate ADS Rights to each holder of ADSs as of the Record Date eight (8) ADS Rights for every ten (10) ADS owned as of the Record Date. One (1) ADS Right will entitled the holders thereof to subscribe for one (1) New ADS.


6.   PREPARATION OF ADS RIGHTS CERTIFICATES.

a. The Agent will cause to be prepared, for issuance to holders of record of ADSs as of the Record Date, ADS Rights Certificates substantially in the form attached hereto as Exhibit A (the "ADS Rights Certificates"). The Company authorizes the Agent to cause to be prepared ADS Rights Certificates as soon as practicable after the Record Date and to cause to be destroyed any such ADS Rights Certificates that are not issued as a result of the initial issuance of ADS Rights and any transfer or assignment of all or a portion of the ADS Rights in respect of which any such ADS Rights Certificates were prepared.

b. The Agent will cause to appear on each ADS Rights Certificate (i) the name of the holder of the ADS Rights to whom such ADS Rights Certificate is issued, (ii) the number of ADS Rights to which such holder is entitled and
     (iii) the certificate number of such ADS Rights Certificate.

c. The Company authorizes the Agent, in connection with the initial issuance of ADS Rights Certificates or the subsequent issuance of any ADS Rights Certificate, as a result of any transfer or assignment of all or a portion thereof, to sign ADS Rights Certificates by either the manual or the facsimile signature of a duly authorized officer of the Agent. Until the Agent has signed an ADS Rights Certificate, such ADS Rights Certificate will not be valid or obligatory for any purpose.


7.   ISSUANCE, TRANSFER, SALE AND EXERCISE OF ADS RIGHTS.

a. On or prior to the date hereof, (i) the Company will deliver sufficient copies of the Prospectus and the Prospectus Supplement, (ii) Latham & Watkins, U.S. counsel for the Company, will

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     deliver to the Agent two (2) original copies of a reliance letter addressed to the Agent to the effect that the Agent may rely on its legal opinion addressed to Merrill Lynch (Singapore) Pte. Ltd. (substantially in form of Exhibit G attached hereto) to the extent permitted by such reliance letter; and (iii) Allen & Gledhill, Singapore counsel to the Company, will deliver to the Agent two (2) original copies of a reliance letter to the effect that the Agent may rely on its legal opinion addressed to Merrill Lynch (Singapore) Pte. Ltd. (substantially in form of Exhibit H attached hereto) to the extent permitted by such reliance letter.

b. (i) As soon as possible following the Record Date (after receipt of the items listed in Section 7(a)), the Agent will send under its blanket surety bond: (x) by first class mail, to each holder of ADSs having an address of record within the United States (each a "Domestic Holder") on the Record
     Date: (A) an ADS Rights Certificate evidencing the ADS Rights to which such holder is entitled pursuant to the ADS Offer, including an Instructions Booklet (as hereinafter defined) relating to, inter alia, the exercise and transfer of the ADS Rights Certificate; (B) a copy of the Prospectus Supplement and the accompanying Prospectus; and (C) a Notice of Guaranteed Delivery (as hereinafter defined), and (y) by air mail (without registration or insurance) to each holder of ADSs having addresses in Singapore, of record (each an "Overseas Holder") on the Record Date, the documents described in clause (x) above, unless otherwise directed in writing to the Agent by the Company.

     (ii) As soon as possible following the Record Date (after the Agent's receipt of the items listed in Section 7(a)), the Agent will (x) cause the Information Agent to distribute to DTC participants who hold ADSs as of the Record Date sufficient copies (in the amounts requested by such DTC participants) of the following: (A) the Prospectus Supplement and the accompanying Prospectus; (B) such broker letter substantially in the form set forth in Exhibit C attached hereto (the "Broker Letter"); (C) such client letter substantially in the form set forth in Exhibit D attached hereto (the "Client Letter"); (D) such instruction booklet substantially in the form set forth in Exhibit E attached hereto (the "Instruction Booklet"); and (E) such notice of guaranteed delivery of ADS Rights Certificates substantially in the form set forth in Exhibit F attached hereto (the "Notice of Guaranteed Delivery"), and (y) distribute to DTC, for credit to DTC participants as of the Record Date, the requisite number of ADS Rights (eight (8) ADS Rights for every ten (10) ADSs held as of the Record Date).

c. In the event that any ADS Rights Certificate is returned to the Agent for any reason and proper delivery thereof cannot be effected on or prior to October 4, 2002, the ADS Rights represented by such ADS Rights Certificate will be void and will have no further value. The Agent will furnish to the Company such information as the Company may request with respect to any ADS Rights Certificate that cannot be delivered. The Agent shall cause the ADS Rights evidenced by ADS Rights Certificates not mailed to registered holders in accordance with Section 7(b) hereof, to be sold and the aggregate net proceeds of the sale of all such ADS Rights (after subtraction of applicable fees of up to US$0.02 per ADS Right sold, expenses and applicable taxes) to be distributed to such ineligible holders of ADSs in amounts equal to their pro rata share by means of a check mailed to the last known address of each such holder.

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d.   The Agent will effect transfers and assignments of ADS Rights Certificates
     (or portions thereof) as directed by the holders thereof, and will send to each transferee or assignee of ADS Rights Certificates (or portions thereof), by first class mail to a Domestic Holder, and by airmail to an Overseas Holder (without registration or insurance), upon cancellation of such ADS Rights Certificates, a newly issued ADS Rights Certificate together with the other documents described in clause (b)(i) above.

e. The Company authorizes the Agent to waive proof of authority to sign (including the right to waive signatures of co-fiduciaries and proof of appointment or authority of any fiduciary or other person acting in a representative capacity) in connection with the transfer or assignment of ADS Rights Certificates (or portions thereof) evidencing ADS Rights; provided, however, that the signature to the relevant instrument of transfer or assignment is guaranteed by an eligible guarantor institution which is a member of a Medallion Signature Guarantee Program.

f. In the event that, prior to the Expiration Date, any person notifies the Agent that the ADS Rights Certificate to which such person is entitled has not been delivered, or has been lost, stolen or destroyed, the Agent will arrange for the issuance of a new ADS Rights Certificate and the delivery of the other documents described in clause (b)(i) above to any person from whom it has received, prior to the Expiration Date, a duly executed letter or other communication satisfactory to the Agent indicating the name and address of the registered holder of the lost ADS Rights Certificate, the number of such ADS Rights Certificate, and the number of ADS Rights evidenced thereby, or has otherwise satisfied the Agent as to such failure of delivery, or lost, stolen or destroyed ADS Rights Certificate in accordance with procedures which are standard to the industry; provided, however, that such issuance may be delayed by the Agent, in its discretion, pending receipt of an indemnity from such person satisfactory to the Company and the Agent and confirmation that such lost, stolen or destroyed ADS Rights Certificate has not been exercised or transfered. Upon issuance of such new ADS Rights Certificate, the Agent shall cancel all such ADS Rights Certificates which are claimed not delivered or were lost, stolen or destroyed and shall record such cancellation in the register of ADS Rights to be maintained by the Agent.

g. A holder of ADS Rights may place an order with the Agent through DTC to sell all or a portion of such holder's ADS Rights and, in such event, shall deliver its ADS Rights Certificate(s) to the Agent. The Agent must receive such holder's ADS Rights Certificate(s) prior to 5:00 p.m. (New York City time) on October 2, 2002. In connection with any sale of ADS Rights, the Agent may charge a fee of up to US$ 0.02 per ADS Right sold. At least once weekly, the Agent will aggregate the Primary ADS Rights delivered to it with instructions to sell and will arrange for their sale on NASDAQ through a broker appointed by the Agent for such purpose. The Agent will not be liable to any holder for its failure to obtain the best market price for any ADS Rights it sells at the request of a holder. Each seller of ADS Rights through the Agent will receive the net sale price for the ADS Rights sold, calculated on the basis of the weighted average of all sales of ADS Rights by the Agent during the ADS Rights trading period net of expenses, commissions and fees incurred in connection with such sales.

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h.   A holder of ADS Rights may request the exchange of ADS Rights for Primary
     Share Rights. The Agent may issue Primary ADS Rights and Secondary ADS Rights in exchange for Primary Share Rights upon the due deposit of Primary Share Rights. In connection with the exchange of Share Rights for ADS Rights or ADS Rights for Share Rights (i) the Agent will accept Primary Share Rights deposited with its Custodian (as defined below) and will cause to be prepared and issued in accordance with Section 6 and 7 hereof, ADS Rights Certificates evidencing the ADS Rights representing the Primary Share Rights being deposited, in accordance with the instructions of, and for the benefit of, the depositing holder, and (ii) the Agent will accept ADS Rights deposited with it and will cause such ADS Rights to be cancelled against the issuance of the underlying Share Rights in accordance with the instructions of, and for the benefit of, the depositing holder. In connection with any issuance or cancellation of ADS Rights, the Depositary may, in its own discretion, charge a fee not exceeding US$ 0.05 per ADS Right issued or cancelled.

i. If the Agent does not receive instructions to exercise, sell or exchange any ADS Rights prior to 5:00 p.m. (New York City time) on October 4, 2002, those ADS Rights will be void and will have no further value.

j. The Company hereby instructs the Agent, and the Agent hereby agrees, to treat, for purposes of U.S. tax reporting, the distribution of ADS Rights to holders of ADSs as a "non-taxable stock dividend" under United States federal income tax law.

k. The Company and the Agent agree that no fee shall be assessed to holders in connection with (i) the initial distribution of ADS Rights to registered holders of ADSs as of the Record Date, or (ii) the exercise of the ADS Rights.


8.   ACCEPTANCE OF SUBSCRIPTIONS.

a. The Company hereby authorizes and directs the Agent to accept subscriptions for New ADSs on behalf of the Company upon the proper completion and execution of an ADS Rights Certificate, surrender of the applicable ADS Rights Certificate and delivery of the U.S. Dollar Payment in respect of the ADS Subscription Price for the New ADSs, in accordance with the terms thereof and hereof. The Company further authorizes the Agent to refuse to accept, in its reasonable discretion, any improperly completed or unexecuted ADS Rights Certificate. Notwithstanding the foregoing, without further authorization from the Company, on or before the Expiration Date the Agent may accept any subscription without an ADS Rights Certificate effected by payment in full of the ADS Subscription Price, provided that any such payment is accompanied by a properly completed and executed Notice of Guaranteed Delivery duly completed and executed (which may be sent by facsimile transmission) from an eligible guarantor institution that is a member of a Medallion Signature Guarantee Program, irrevocably guaranteeing that an ADS Rights Certificate for the ADS Rights being exercised will be properly completed, executed and delivered by such commercial bank or trust company or member firm to the Agent, prior to 5:00 p.m. (New York City time) on October 9, 2002; provided, however, that the Agent shall not deliver the New ADSs subscribed for until such ADS Rights Certificate(s) have been received by the Agent.

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     If the financial institution that is a member of a Medallion Signature
     Guarantee Program fails to deliver a properly completed and signed ADS Rights Certificate before 5:00 p.m. (New York City time) on October 9, 2002, the Agent will sell the New ADSs issued in connection with the failed guarantee and will pay to the subscribing holder, from the net proceeds of the sale, only the lesser of the ADS Subscription Price paid or the net proceeds of such sale, in each case net of applicable fees and expenses incurred in connection with the failed guarantee. If the proceeds of the sale of the New ADSs exceed the amount payable to the holder, the Agent will be entitled to retain the excess proceeds.

b. The Company authorizes the Agent to waive proof of authority to sign (including the right to waive signatures of co-fiduciaries and proof of appointment or authority of any fiduciary or other person acting in a representative capacity) in connection with any subscription with respect to which:

     (i) the surrendered ADS Rights Certificate is registered in the name of one or more individuals or an executor, administrator, trustee, custodian for a minor or other fiduciary and has been executed by such registered holder or holders, provided that the New ADSs subscribed for are to be issued in the name of such registered holder or holders;

     (ii) the surrendered ADS Rights Certificate is registered in the name of a corporation and has been executed by an officer of such corporation, provided that the New ADSs subscribed for are to be issued in the name of such corporation;

     (iii) the surrendered ADS Rights Certificate has been executed by a bank, trust company or broker as agent for the registered holder thereof, provided that the New ADSs subscribed for are to be issued in the name of such registered holder; and

     (iv) the surrendered ADS Rights Certificate is registered in the name of a decedent and has been executed by a person who purports to act as the executor or administrator of such decedent's estate, provided that
           (A) such subscription is for not more than 200 New ADSs, (B) the New ADSs are to be issued in the name of such person as executor or administrator of such decedent's estate, (C) the check tendered in payment of such subscription is drawn for the proper amount and to the order of the Agent, and is otherwise in order, and (D) there is no evidence indicating that such person is not the duly authorized representative which such person purports to be.

     In all cases other than those described in clauses (i) through (iv) above, the agent will obtain all necessary proof of authority to sign in connection with the subscriptions for New ADSs, provided, however, that in the event that such proof of authority has not been received on or prior to the Expiration Date, the Agent shall obtain advice from the Company as to whether any such subscriptions may be accepted.

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c.   The Company authorizes the Agent to accept customary letters of indemnification from commercial banks, trust companies or eligible guarantor institutions that are members of a Medallion Signature Guarantee Program with respect to nonconforming aspects of documents delivered in connection with subscriptions for New ADSs.

d. On each business day during the ADS Subscription Period, the Agent shall deposit in the NY Account all U.S. dollar amounts received by the Agent on such day in respect of payments made upon exercise of Primary ADS Rights and Secondary ADS Rights.


9.   REPORTS BY THE AGENT.

a. From time to time during the period from the first business day following the Record Date through the Expiration Date, if requested by the Company to do so, the Agent will advise the Company and Merrill Lynch (Singapore) Pte. Ltd. by telephone or by facsimile transmission as to (i) the total number of New ADSs subscribed for pursuant to the exercise of Primary ADS Rights and Secondary ADS Rights and (ii) the aggregate amount of funds received by the Agent in respect of such subscriptions in U.S. dollars.

b. Not later than 8:00 a.m. (Singapore time) on the business day following the Expiration Date, the Agent will advise the Company, in accordance with written instructions to be sent by the Company and received by the Agent, as to (i) the total number of New ADSs subscribed for pursuant to the exercise and physical delivery of ADS Rights Certificates specifying the number of Primary ADS Rights and Secondary ADS Rights exercised and the aggregate amount of funds received by the Agent in respect of such subscriptions in U.S. dollars and (ii) the total number of New ADSs subscribed for pursuant to the exercise by means of Guaranteed Delivery specifying the number of Primary ADS Rights and Secondary ADS Rights and the aggregate amount of funds received by the Agent in respect of such subscriptions in U.S. dollars. The figure so reported will be final and the Agent will not be authorized to accept subscriptions for any additional New ADSs. In accordance with Section 11 hereof, the Agent will submit to the Custodian under the Deposit Agreement on behalf of the Depositary and for transmission to the Company a tested telex containing the information specified above.


10.  ADS SUBSCRIPTION PRICE.

a. Primary ADS Rights - At or prior to 5:00 p.m. (New York City time), on or about October 7, 2002, the Agent shall with respect to Primary ADS Rights validly exercised (i) determine (A) the aggregate ADS Subscription Price payable to the Company in respect of the total number of New ADSs subscribed for during the ADS Subscription Period upon exercise of the Primary ADS Rights, (B) the aggregate amount of U.S. Dollar Payments received by the Agent and deposited in the NY Account in respect of such subscriptions, and (C) if the aggregate U.S. Dollar Payments received by the Agent in respect of such subscription shall be less than such aggregate ADS Subscription Price for the total number of New ADSs subscribed for, determine the amount of additional U.S. dollars necessary to pay such aggregate ADS Subscription Price in full (the "Deficiency"), and (ii) deposit into the NY Account immediately available funds in an amount equal to such Deficiency. Each exercising holder of the Primary ADS Rights shall promptly pay its pro rata share of the amount of such Deficiency to the Agent. The Agent will not deliver New ADSs subscribed for by such holder prior to the receipt by the Agent of such payment. If payment of the amount of any deficiency is not received from a subscriber by the Agent by October 21, 2002, the Agent shall sell all or a portion of such New ADSs subscribed for by such subscriber in a commercially reasonable manner, and in an amount sufficient to cover such Deficiency and to cover any costs incurred in selling such New ADSs. In such event, the Agent will then deliver the remaining New ADSs to such subscriber together with a check in the amount of the excess proceeds, if any, from such sale (after deduction of all applicable fees, expenses and taxes). The Agent will thereupon have the right to reimbursement by the Company with respect to the amount of any Deficiency not collected as provided above from any such holder after such sale of New ADSs and application of the proceeds thereof (less such costs) to any such amount owed by such holder to the Agent. If the aggregate U.S. Dollar Payments received by the Agent in respect of such subscription shall be greater than such aggregate ADS Subscription Price for the total number of New ADSs subscribed for pursuant to the exercise of Primary ADS Rights, the Agent shall, as promptly as practicable, remit any excess funds (after deduction of applicable expenses) to the applicable exercising holders of Primary ADS Rights.

b. Secondary ADS Rights - As promptly as practicable following the Allocation Date (as defined in Section 14 hereof), the Agent shall with respect to Secondary ADS Rights validly exercised (i) determine (A) the aggregate ADS Subscription Price payable to the Company in respect of the total number of Shares underlying the additional New ADSs subscribed for during the ADS Subscription Period upon exercise of Secondary ADS Rights, (B) the aggregate amount of U.S. Dollar Payments received by the Agent and deposited in the NY Account in respect of such subscriptions, and (C) if the aggregate U.S. Dollar Payments received by the Agent in respect of such subscription shall be less than such aggregate ADS Subscription Price for the total number of additional New ADSs subscribed for pursuant to the exercise of Secondary ADS Rights, determine the amount of additional U.S. dollars necessary to pay such aggregate ADS Subscription Price in full (the "Additional Deficiency"), and (ii) deliver into the NY Account immediately available funds in an amount equal to such Additional Deficiency. Each exercising holder of the Secondary ADS Rights shall promptly pay its pro rata share of the amount of such Additional Deficiency to the Agent. The Agent will not deliver additional New ADSs subscribed for by such holder prior to the receipt by the Agent of such payment. If payment of the amount of any deficiency is not received from a subscriber by the Agent by October 21, 2002, the Agent shall sell all or a portion of such additional New ADSs subscribed for by such subscriber in a commercially reasonable manner, and in an amount sufficient to cover such Additional Deficiency and to cover any costs incurred in selling such additional New ADSs. In such event, the Agent will then deliver the remaining additional New ADSs to such subscriber together with a check in the amount of the excess proceeds, if any, from such sale (after deduction of all applicable fees, expenses and taxes). The Agent will thereupon have the right to reimbursement by the Company with respect to the amount of any Additional Deficiency not collected as provided above from any such holder after such sale of additional New ADSs and application of the proceeds thereof (less such costs) to any such amount owed by such holder to the Agent. If the aggregate U.S. Dollar Payments received by the Agent in respect of such subscription shall be greater than such aggregate ADS Subscription Price for the total number of additional New ADSs subscribed for pursuant to the exercise of Secondary ADS Rights, the Agent shall, as promptly as practicable, remit any excess funds (after deduction of applicable expenses) to the applicable exercising holders of Secondary ADS Rights.


11.  SUBSCRIPTION PAYMENT.

     The Agent shall, promptly upon the opening of business (New York City time), on or about October 8, 2002, initiate (A) the payment of the ADS Subscription Price in respect of the Primary ADS Rights validly exercised and shall, as soon as practicable thereafter and in any event not later than October 9, 2002, pay to the Company, by electronic transfer of funds to an account designated by the Company an amount in U.S. dollars equal to the aggregate ADS Subscription Price for all New Shares represented by New ADSs subscribed for pursuant to the exercise of Primary ADS Rights during the ADS Subscription Period, and (B) the payment of the ADS Subscription Price in respect of the Secondary ADS Rights validly exercised and shall, as promptly as practicable on the Allocation Date or thereafter, pay to the Company, by electronic transfer of funds to an account designated by the Company, an amount, in U.S. dollars, equal to the aggregate ADS Subscription Price for all additional New Shares in the form of New ADSs subscribed for pursuant to the exercise of Secondary ADS Rights during the ADS Subscription Period.


12.  DEPOSIT OF NEW SHARES AND ISSUANCE OF NEW ADSS.

a. The Company shall, as soon as practicable after the registration of the Shares represented by the New ADSs subscribed for pursuant to the ADS Offer, cause to be deposited such Shares in an account maintained by the Custodian in the name of the Depositary or its designated nominee.

b. The Depositary shall as soon as practicable after the day on which the Company shall cause New Shares to be so deposited pursuant to paragraph (a) of this Section 12, issue, in accordance with the terms of the Deposit Agreement, New ADSs subscribed for pursuant to the ADS Offer and (i) in the case of ADS Rights exercised through DTC, make delivery thereof to the applicable DTC participants, and (ii) in the case of ADS Rights exercised by registered holders of ADS Rights Certificates, mail to each subscriber, in the manner specified by such subscriber, an ADR representing the number of New ADSs for which such subscriber has subscribed. Each ADR will be registered in the name specified by the subscriber on its surrendered ADS Rights Certificate.

c. Any ADR requested to be mailed by the subscriber therefor will be mailed by the Agent by first class mail, in each case under its blanket surety bond and within the limits thereof, protecting the Agent and the Company from any loss or liability arising out of nonreceipt or nondelivery of any such ADR or the replacement thereof.


13.  SUPPLIES OF DOCUMENTS.

a. The Company shall cause sufficient copies of the Prospectus and the Prospectus Supplement, as well as the ADS Rights Certificate to be furnished to the Agent when the same become available, along with sufficient copies of the Broker Letter, the Client Letter, the Instruction Booklet and the Notice of Guaranteed Delivery to be distributed by the Agent to holders and to transferees of ADS Rights and New ADSs.

b. Promptly after the Expiration Date, the Agent shall cause any unused ADS Rights Certificates in its possession to be destroyed and all ADS Rights Certificates that were registered or assigned and all ADS Rights Certificates that were exercised will be cancelled and destroyed. The Agent will provide to the Company a record of such ADS Rights Certificates having been cancelled and destroyed upon the Company's request.


14.  ALLOCATION.

     Upon receipt from the Company of the requisite information specifying the allocation of the New Shares in respect of subscriptions pursuant to exercise of Secondary Share Rights and Secondary ADS Rights, the Agent shall (i) allocate New ADSs representing the New Shares allocated to the applicable exercising holders of Secondary ADS Rights in accordance with written instructions of the Company delivered to the Agent and signed by a duly authorized representative of the Company, (ii) take the actions contemplated in Section 10(b) and Section 11 hereof, (iii) promptly after receipt of confirmation of deposit of the additional New Shares allocated to the Depositary, issue the applicable additional New ADSs, (iv) if no Additional Deficiency exists with respect to the additional New ADSs so issued, deliver such additional New ADSs to the applicable exercising holder of Secondary ADS Rights and remit any excess funds held to the applicable exercising holder of Secondary ADS Rights, in each case in the manner described in Section 10(b) above, and (v) if an Additional Deficiency exists, notify the applicable exercising holder of such Additional Deficiency. The date on which the allocation of the Secondary ADS Rights is received by the Agent or, in the event such date is not a business day, the next business day shall be referred to herein as the "Allocation Date".


15.  INSTRUCTIONS AND INDEMNIFICATION.

a. The Agent will be entitled to rely upon any instructions or directions furnished to it in writing by any director or officer to the Company or any attorney-in-fact for the Company appointed for this purpose pursuant to a power of attorney signed by any director or officer of the Company, and to apply to such individuals for advice or instructions in connection with its duties, and will be entitled to treat as genuine, and as the document it purports to be, any letter or other document, furnished to it by such individuals. The Agent shall incur no liability or responsibility to the Company for any action taken in reliance on, and in accordance with, any notice, resolution, waiver, consent, order, certificate, or other paper, document or instrument believed by it to be genuine and to have been signed, sent or represented by the proper party or parties.

b. The Company will indemnify the Agent against, and defend and hold it harmless from, any and all liability and related expenses (including reasonable fees and expenses of its counsel) incurred by the Agent, which may arise out of acts performed or omitted in connection with this Agreement, as the same may be amended, modified, or supplemented from time to time, (i) by the Agent, except to the extent such liability or expense arises out if its own negligence or willful misconduct, or (ii) by the Company or any of its agents.

c. The Agent will indemnify the Company against, and defend and hold it harmless from, any and all liability and related expenses (including reasonable fees and expenses of its counsel) incurred by the Company, which arising out of negligence or willful misconduct of the Agent, the Custodian or any of their respective employees, officers, directors or agents.

d. If any action or claim shall be brought or threatened to be brought against any party in respect of which indemnity may be sought pursuant to this
     Section 15, such indemnified party shall, as soon as practicable (or, in the case of any action or claim which is threatened to be brought, as soon as practicable after such party actually becomes aware of the same) notify the party against whom indemnity may be sought in writing of such action or claim, and in such circumstances, and also in the event of any action or claim being brought or threatened to be brought against any of the parties thereto, the other party thereto shall provide to the party against whom such action or claim is brought or threatened to be brought, such information and assistance as such party shall reasonably request, subject always to the provisions of indemnity contained in this Section 15. Each party shall to the extent reasonable and practicable in all circumstances consult with the other party as and when reasonably requested by such party in respect of any action or claim referred to in this Section 15.

e. The obligation set forth in this Section 15 shall survive notwithstanding the termination of this Agreement and the succession or substitution of any indemnified person.


16.  PAYMENT FOR SERVICES.

     The Company will compensate the Agent for its services hereunder as provided in a letter agreement, dated the date hereof, between the Company and the Agent, a copy of which is attached hereto as Exhibit B.


17.  AMENDMENT.

     This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed and delivered by each of the parties hereto.


18.  GOVERNING LAW; JURISDICTION; WAIVER.

     This Agreement will be governed by, and construed and interpreted in accordance with, the laws of the State of New York. The parties agree that the federal and state courts located in the City of New York, State of New York, shall have jurisdiction to hear and determine any suits, actions or proceedings and to settle any disputes between the parties relating to this Agreement and for such purpose each of the parties irrevocably submits to the jurisdiction of such courts. The Company hereby irrevocably designates, appoints and empowers Chartered Semiconductor

     Manufacturing, Inc. located at 1450 McCandles Drive, Milpitas, CA 94075, as its authorized agent to receive and accept for and on its behalf and on behalf of its properties, assets and revenues, service by mail of any and all legal process, summons, notices and documents that may be served in any suit, action or proceeding brought against the Company in any court as described in the preceding sentence. If for any reason the Company's authorized agent shall cease to be available to act as such, the Company agrees to designate a new authorized agent in the United States for receiving and accepting service of all legal process on the terms and for the purposes of this Section 18 reasonably satisfactory to the Agent. The Company further hereby irrevocably consents and agrees to any and all legal process, summons, notices and documents that may be served in any suit, action or proceeding against it under the terms hereof, by service by mail of a copy thereof upon its authorized agent (whether or not the appointment of its authorized agent shall for any reason prove to be ineffective or its authorized agent shall fail to accept or acknowledge such service), with a copy mailed to the Company by registered or certified air mail, postage prepaid, to its address provided herein. The Company agrees that the failure of its authorized agent to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon. The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may not now or hereafter have to the laying of venue of any actions, suits or proceedings brought in any court as provided herein, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The provisions of this Section 18 shall survive notwithstanding the termination of this Agreement.


19.  COUNTERPARTS.

     This Agreement may be executed by the parties hereto on separate counterparts, which counterparts taken together will be deemed to constitute one and the same instrument.


20.  NOTICES.

     All notices and other communications hereunder shall be in writing, in English and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon confirmation of successful transmission, (b) on the third business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.

     Any written notice provided for herein shall be deemed given when received and shall be addressed as follows: (i) if to the Company, to Chartered Semiconductor Manufacturing Ltd located at 60 Woodlands Industrial Park D, Street 2, Singapore 798406, Attention: Legal Department, Telecopier No.
     (65) 6360-4970; (ii) if to the Agent, to Citibank, N.A., 111 Wall Street, 20th Floor, New York, New York 10043, Attention: ADR Department, Telecopier No. (+1-212) 825-5398. Any party may, by notice given in writing to each other party at its above address, designate another address for receipt of notices thereunder.

20.  BINDING EFFECT.

     This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns and, to the extent contemplated herein, the holders and beneficial owners of ADS Rights.


21.  SEVERABILITY.

     In case any one or more of the provisions contained in this Agreement should be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall in no way be affected, prejudiced or disturbed thereby.


23.  FORCE MAJEURE.

     The Agent shall not incur any liability for not performing any act or fulfilling any obligation hereunder by reason of any occurrence beyond its control (including, but not limited to, any provision of any present or future law or regulation or any act of any governmental authority, any act of God or war or terrorism, or the unavailability of the Federal Reserve Bank wire services or any electronic communication facility).

                  [Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the day and year above written.


                                                CHARTERED SEMICONDUCTOR
                                                MANUFACTURING LTD

                                                By: /s/ George Thomas
                                                   -----------------------------
                                                Name:  George Thomas
                                                Title: Vice President and Chief
                                                       Financial Officer


                                                CITIBANK, N.A.

                                                By: /s/ Richard Etienne
                                                   -----------------------------
                                                Name:  Richard Etienne
                                                Title: Vice President

                                   EXHIBIT A


                         FORM OF ADS RIGHTS CERTIFICATE
                                [TO BE ATTACHED]

                                    EXHIBIT B


                                SCHEDULE OF FEES

-----------------------------------------------------------------------------------------------------------
SERVICE                                          FEE                                  PAID BY
-----------------------------------------------------------------------------------------------------------
Citibank being the rights agent                  Waived                               Waived
-----------------------------------------------------------------------------------------------------------
Initial issuance of ADR rights                   Waived                               Waived
-----------------------------------------------------------------------------------------------------------
Exercise of ADR rights                           Waived                               Waived
-----------------------------------------------------------------------------------------------------------
Cross Border transaction of ADR                  Absorbed by the company              Chartered
rights                                                                                Semiconductor
-----------------------------------------------------------------------------------------------------------
Sale of ADS rights and distribution of           Up to $2.00 per 100 ADS              Person for whom sales
cash proceeds upon sale of ADS rights            right sold                           made.
-----------------------------------------------------------------------------------------------------------
Sale of ADSs as a result of failed               Up to $5.00 per 100 ADSs             Person who failed on
guarantees and distribution of cash              sold                                 guarantee
proceeds upon sale of ADSs
-----------------------------------------------------------------------------------------------------------
Hiring Georgeson as the distribution             Absorbed by the company              Chartered
and information agent (including                                                      Semiconductor
distribution costs)
-----------------------------------------------------------------------------------------------------------
The company's legal counsel expenses             Absorbed by the company              Chartered
from Latham & Watkins and other                                                       Semiconductor
related parties
-----------------------------------------------------------------------------------------------------------
Citibank's legal counsel expenses for            Paid by the company                  Chartered
this rights offering from Patterson,                                                  Semiconductor
Belknap, Webb & Tyler LLP
-----------------------------------------------------------------------------------------------------------
Out-of-pocket costs in the processing            Absorbed by the company              Chartered
of Chartered Semiconductors's rights                                                  Semiconductor
offering (i.e. processing of exercises;
mailings etc)
-----------------------------------------------------------------------------------------------------------

                                    EXHIBIT C


                              FORM OF BROKER LETTER
                                [TO BE ATTACHED]

                                    EXHIBIT D


                              FORM OF CLIENT LETTER
                                [TO BE ATTACHED]

                                    EXHIBIT E


                           FORM OF INSTRUCTION BOOKLET
                                [TO BE ATTACHED]

                                    EXHIBIT F


                      FORM OF NOTICE OF GUARANTEED DELIVERY
                                [TO BE ATTACHED]

                                    EXHIBIT G


                         FORM OF U.S. COUNSEL'S OPINION
                                [TO BE ATTACHED]

                                    EXHIBIT H


                         FORM OF LOCAL COUNSEL'S OPINION
                                [TO BE ATTACHED]

                                       26